Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months ended March 31, 2021

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2020. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown” Stuart Brown President and Chief Executive Officer Toronto, Canada May 12, 2021	“Perry Ing” Perry Ing VP Finance and Chief Financial Officer

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 MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		March 31,	December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash		$ 14,314	$ 35,152
Amounts receivable	4	2,170	797
Prepaid expenses and other		1,413	2,009
Derivative assets	12	148	23
Inventories	5	124,133	90,506
		142,178	128,487

Restricted cash	15	15,047	15,019
Reclamation deposit		250	250
Derivative assets	12	823	162
Property, plant and equipment	6	455,425	451,411

Total assets		$ 613,723	$ 595,329

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$ 56,396	$ 41,010
Dunebridge revolving credit facility	8 & 15	31,405	31,813
Decommissioning and restoration liability		2,489	2,489
Lease liabilities		319	418
		90,609	75,730

Secured notes payable	7	370,660	374,706
Lease liabilities		701	750
Decommissioning and restoration liability		70,562	70,443

Shareholders' equity:
Share capital	10	631,498	631,498
Share-based payments reserve	10	6,999	6,820
Deficit		(558,640)	(565,952)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		81,191	73,700

Total liabilities and shareholders' equity		$ 613,723	$ 595,329

Going concern	1
Commitments and contingencies	14 & 15
Subequent event	15

On behalf of the Board:

“Ken Robertson”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2021	March 31, 2020

Sales	15	$ 54,224	$ 65,430
Cost of sales:
Production costs	5	27,151	30,614
Cost of acquired diamonds		4,874	6,486
Depreciation and depletion		8,463	14,703

Earnings from mine operations		13,736	13,627
Exploration and evaluation expenses		595	2,488
Selling, general and administrative expenses	11	2,609	3,637

Operating income		10,532	7,502
Net finance expenses	9	(9,056)	(10,287)
Derivative gains (losses)	12	789	(5,928)
Foreign exchange gains (losses)		5,047	(30,812)
Income (loss) before taxes		7,312	(39,525)
Deferred income taxes		-	(1,444)
Total income taxes		-	(1,444)
Net income (loss) for the period		$ 7,312	$ (40,969)
Total comprehensive income (loss) for the period		$ 7,312	$ (40,969)

Basic and diluted earnings (loss) per share	10(iv)	$ 0.03	$ (0.19)

Basic weighted average number of shares outstanding		210,490,807	210,392,473
Diluted weighted average number of shares outstanding		212,401,023	210,392,473

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2020		210,392,473	$ 631,224	$ 6,111	$ (302,523)	$ 1,334	$ 336,146
Net loss for the period		-	-	-	(40,969)	-	(40,969)
Share-based payment	10(iii)	-	-	291	-	-	291
Balance, March 31, 2020		210,392,473	$ 631,224	$ 6,402	$ (343,492)	$ 1,334	$ 295,468

Balance, January 1, 2021		210,490,807	$ 631,498	$ 6,820	$ (565,952)	$ 1,334	$ 73,700
Net income for the period		-	-	-	7,312	-	7,312
Share-based payment	10(iii)	-	-	179	-	-	179
Balance, March 31, 2021		210,490,807	$ 631,498	$ 6,999	$ (558,640)	$ 1,334	$ 81,191

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2021	March 31, 2020
Cash provided by (used in):
Operating activities:
Net income (loss) for the period		$ 7,312	$ (40,969)

Adjustments:
Net finance expenses		9,039	10,259
Depreciation and depletion		8,518	14,758
Share-based payment expense		179	291
Derivative (gains) losses		(789)	5,928
Foreign exchange (gains) losses		(5,047)	30,812
Deferred income taxes		-	1,444
		19,212	22,523
Changes in non-cash operating working capital:
Amounts receivable		(1,373)	(1,548)
Prepaid expenses and other		596	465
Inventories		(36,073)	(31,478)
Accounts payable and accrued liabilities		7,834	11,214
		(9,804)	1,176
Investing activities:
Restricted cash		(27)	-
Interest income		37	92
Purchase of property, plant and equipment		(10,625)	(5,258)
		(10,615)	(5,166)
Financing activities:
Payment of lease liabilities		(147)	(206)
Financing costs		(559)	(143)
		(706)	(349)

Effect of foreign exchange rate changes on cash		287	1,533
Decrease in cash		(20,838)	(2,806)
Cash, beginning of period		35,152	34,751
Cash, end of period		$ 14,314	$ 31,945

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

Amid the continuing COVID-19 pandemic, the Company has experienced liquidity challenges primarily resulting from the deferral of the normal diamond sales carried out in Antwerp, Belgium during 2020. While the Company had experienced strong diamond sales in late 2020, and continued price increases in early 2021, the risk of decreased sales volumes and fluctuation of diamond prices, particularly through the remainder of 2021, could significantly result in reduced 2021 revenue and correspondingly net income and operating cash flows. Also, a temporary suspension of mine operations to limit the spread of COVID-19 at the site during the three months ended March 31, 2021, has added additional challenges to the Company’s short-term liquidity. On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 8 and 15) for US$25 million to reassign its previously drawn revolving credit facility (“RCF”), which is due September 30, 2021. Subsequent to the three months ended March 31, 2021, the Company has amended and restated its credit agreement with Dunebridge, as lender, adding a US$33 million term loan facility (the "Term Facility") to its existing US$25 million senior secured revolving credit facility (“Dunebridge RCF”). The COVID-19 pandemic has caused issues with respect to supply/demand imbalances and diamond sales in the near-term, particularly for the remainder of 2021 along with the need to repay the Dunebridge RCF and Term Facility by September 30, 2021 and December 31, 2021 (US$11 million due in July 2021, the remaining due on December 31, 2021), respectively, funding of ongoing operational costs and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing may be required in the near term, in order to fund ongoing operations and debt repayment. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on May 12, 2021.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with IAS 34 Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies set out below were consistently applied to all the periods presented, except as otherwise noted.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2020.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

4.	AMOUNTS RECEIVABLE

	March 31,	December 31,
	2021	2020
GST/HST receivable	$ 1,896	$ 604
Other receivable	274	193
Total	$ 2,170	$ 797

5.                   INVENTORIES

	March 31,	December 31,
	2021	2020
Ore stockpile	$ 5,789	$ 9,203
Rough diamonds	52,187	48,036
Supplies inventory	66,157	33,267
Total	$ 124,133	$ 90,506

Depreciation and depletion included in inventories at March 31, 2021 is $11,803 (December 31, 2020 - $13,663).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in inventories and production costs, for the three months ended March 31, 2021 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $10,891 (three months ended March 31, 2020 - $10,029). Also, included in inventories and production costs, for the three months ended March 31, 2021 are the Company’s 49% incremental costs specifically arising related to COVID-19 of $5.3 million. (2020 - $nil).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

6.                   PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at March 31, 2021 and December 31, 2020 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2020	$ 856,334	$ 730	$ 90	$ 168,866	$ 1,564	$ 1,027,584
Decommissioning and restoration adjustment	9,777	-	-	278	-	10,055
Additions/transfers*	36,334	5,776	-	-	-	42,110
At December 31, 2020	902,445	6,506	90	169,144	1,564	1,079,749
Additions/transfers*	7,289	3,622	-	-	-	10,911
At March 31, 2021	$ 909,734	$ 10,128	$ 90	$ 169,144	$ 1,564	$ 1,090,660

Accumulated depreciation
At January 1, 2020	$ (355,293)	$ -	$ (23)	$ -	$ -	$ (355,316)
Depreciation and depletion**	(55,643)	-	(13)	-	-	(55,656)
Impairment loss	(217,366)	-	-	-	-	(217,366)
At December 31, 2020	(628,302)	-	(36)	-	-	(628,338)
Depreciation and depletion**	(6,894)	-	(3)	-	-	(6,897)
At March 31, 2021	$ (635,196)	$ -	$ (39)	$ -	$ -	$ (635,235)

Carrying amounts
At December 31, 2020	$ 274,143	$ 6,506	$ 54	$ 169,144	$ 1,564	$ 451,411
At March 31, 2021	$ 274,538	$ 10,128	$ 51	$ 169,144	$ 1,564	$ 455,425

*Included in additions of property, plant and equipment for GK is $6,418 (December 31, 2020 - $28,939) related to deferred stripping of which $299 relates to the depreciation of earthmoving equipment (December 31, 2020 - $1,781).

**Included in depreciation and depletion is $145 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2020 - $797).

7.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As at March 31, 2021, the Company has an obligation for US$299.9 million or $376.8 million Canadian dollar equivalent from the secured notes payable (December 31, 2020 - US$299.9 million or $381.7 million).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	March 31,	December 31,
	2021	2020
Total outstanding secured notes payable	$ 376,785	$ 381,674
Less: unamortized deferred transaction costs and issuance discount	6,125	6,968
Total secured notes payable	$ 370,660	$ 374,706

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility with the Bank of Nova Scotia (“Scotiabank”) and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF had a term of three years and the Company was subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum would be charged for the number of days the funds are outstanding, based on certain leverage ratio at the time. During the second quarter of 2020, the Company withdrew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached as of June 30, 2020 and for which a waiver was obtained as at July 3, 2020. In exchange, the Company agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million and the imposition of additional covenants to August 31, 2020 which the Company complied with. The Company also agreed to repay or provide alternate financing for the US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020.

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million under the new Dunebridge RCF was advanced to the Company. The Dunebridge RCF terms are described in Note 8 below.

8.	dunebridge revolving credit facility

On September 30, 2020, the Company entered into the Dunebridge RCF (Note 15) for US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants to remain available. A default would occur if the Company is unable to make these monthly interest payments, or the principal repayment.

The Dunebridge RCF includes various restrictive covenants that requires no additional indebtedness be entered into, and no new agreements related to the sale of Diamonds, beyond what currently exists, without prior written approval from Dunebridge.

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Dunebridge RCF payable is carried at amortized cost on the consolidated balance sheet.

9.	net finance expenses
	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Interest income	$ 37	$ 92
Accretion expense on decommissioning and restoration liability	(120)	(355)
Interest expense	(8,066)	(8,873)
Amortization of deferred financing costs	(843)	(864)
Other finance costs*	(64)	(287)
	$ (9,056)	$ (10,287)

*Included in other finance costs for the three months ended March 31, 2021 is $17 (three months ended March 31, 2020 - $28) related to interest on lease liabilities.

10.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at March 31, 2021 is 210,490,807.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, restricted share units (“RSU”) and deferred share units (“DSU”) awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to directors and employees of the Company to maximums identified in the Plan.

As at March 31, 2021, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,049,081 shares. All stock options are settled by the issuance of common shares.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	2,455,002	$ 2.89	3,518,335	$ 3.26
Granted during the period	1,085,000	0.65	-	-
Expired during the period	-	-	(980,000)	4.29
Forfeited during the period	-	-	(83,333)	2.17
Balance at end of the period	3,540,002	$ 2.21	2,455,002	$ 2.89
Options exercisable at the end of the period	1,711,669	$ 3.51	1,711,669	$ 3.51

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the March 31, 2021 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,085,000 stock options issued on February 3, 2021 vest 1/3 on February 3, 2022, 1/3 on February 3, 2023 and 1/3 on February 3, 2024.

March 31,
2021
Exercise price	$ 0.65
Expected volatility	59.38%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	0.46%

The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at March 31, 2021. The Black-Scholes values are measured at the grant date.

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At March 31, 2021
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	931	875,002	875,002	3.48
June 30, 2023	203	200,000	133,333	3.30
June 30, 2023	41	40,000	40,000	3.30
December 27, 2024	416	1,040,000	363,334	1.30
February 2, 2026	344	1,085,000	-	0.65
	$ 2,440	3,540,002	1,711,669	$ 2.21

The weighted average remaining contractual life of the options outstanding at March 31, 2021 is 3.23 years (December 31, 2020 - 2.72 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to directors and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

	March 31, 2021		December 31, 2020
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value
Balance at beginning of period	863,333	$ 1.13	1,065,000	$ 1.31
Awards and payouts during the year (net):
RSUs awarded	1,000,000	0.64	-	-
RSUs settled and common shares issued	-	-	(98,334)	2.79
RSUs forfeited	-	-	(103,333)	1.36
Balance at end of the period*	1,863,333	$ 0.87	863,333	$ 1.13

*As at March 31, 2021, 287,778 RSUs (December 31, 2020, 287,778 RSUs) have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at March 31, 2021 there are no DSUs outstanding.

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The share-based payments recognized as an expense for the three months ended March 31, 2021 and 2020 are as follows:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Expense recognized in the period
for share-based payments	$ 179	$ 291

The share-based payment expense for the three months ended March 31, 2021 and 2020 is included in selling, general and administrative expenses.

iv.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Numerator
Net income (loss) for the period	$ 7,312	$ (40,969)

Denominator
For basic - weighted average number of shares outstanding	210,490,807	210,392,473
Effect of dilutive securities	1,910,216	-
For diluted - adjusted weighted average number of shares outstanding	212,401,023	210,392,473

Earnings (loss) Per Share
Basic	$ 0.03	$ (0.19)
Diluted	$ 0.03	$ (0.19)

For the three months ended March 31, 2021, 3,493,119 stock options were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (March 31, 2020 - 3,518,335 stock options and 1,065,000 RSUs).

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

11.	Selling, general and administrative expenses
	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Selling and marketing	$ 1,197	$ 1,528
General and administrative:
Consulting fees and payroll	440	516
Share-based payment expense	179	291
Depreciation	55	55
Office and administration	214	157
Professional fees	272	578
Promotion and investor relations	-	154
Director fees	117	100
Transfer agent and regulatory fees	133	157
Travel	2	101
	$ 2,609	$ 3,637

12.	Derivative assets and liabilities

The Notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

The following table presents the various derivatives as at March 31, 2021 and December 31, 2020:

	March 31,	December 31
	2021	2020
Prepayment option embedded derivatives	$ 971	$ 185
Current portion of embedded derivatives	(148)	(23)
Non-current derivative assets	$ 823	$ 162

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2021 and 2020:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Loss on derivative contracts - currency contracts	$ -	$ (5,719)
Gain on prepayment option embedded derivative	789	(209)
Total	$ 789	$ (5,928)

13.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
March 31, 2021	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$ -	$ 971	$ -	$ 971	$ -	$ 971	$ -	$ 971
	$ -	$ 971	$ -	$ 971
Financial assets not measured at fair value
Cash	$ 14,314	$ -	$ -	$ 14,314	14,314	-	-	14,314
Restricted cash	15,047	-	-	15,047	15,047	-	-	15,047
Amounts receivable	2,170	-	-	2,170	2,170	-	-	2,170
	$ 31,531	$ -	$ -	$ 31,531
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$ -	$ -	$ 56,396	$ 56,396	56,396	-	-	56,396
Dunebridge revolving credit facility	-	-	31,405	31,405	-	31,405	-	31,405
Secured notes payable	-	-	370,660	370,660	357,930	-	-	357,930
	$ -	$ -	$ 458,461	$ 458,461

	Carrying amount				Fair value
December 31, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$ -	$ 185	$ -	$ 185	$ -	$ 185	$ -	$ 185
	$ -	$ 185	$ -	$ 185
Financial assets not measured at fair value
Cash	$ 35,152	$ -	$ -	$ 35,152	35,152	-	-	35,152
Restricted cash	15,019	-	-	15,019	15,019	-	-	15,019
Amounts receivable	797	-	-	797	797	-	-	797
	$ 50,968	$ -	$ -	$ 50,968
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$ -	$ -	$ 41,010	$ 41,010	41,010	-	-	41,010
Dunebridge revolving credit facility	-	-	31,813	31,813	-	31,813	-	31,813
Secured notes payable	-	-	374,706	374,706	329,632	-	-	329,632
	$ -	$ -	$ 447,529	$ 447,529

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 7).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

14.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$ 3,394	$ -	$ -	$ -	$ 3,394
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	10,000	-	40,000
Dunebridge revolving credit facility - Principal	31,405	-	-	-	31,405
Dunebridge revolving credit facility - Interest	785	-	-	-	785
Notes payable - Principal	-	376,785	-	-	376,785
Notes payable - Interest	30,561	30,561	-	-	61,122
	$ 76,145	$ 427,346	$ 10,000	$ -	$ 513,491

15.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is effectively terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price was determined using the Company’s price book, adjusted for the estimated current underlying market conditions. As at March 31, 2021, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. As at March 31, 2021, a portion of the original diamonds included in the US$49.4 million sold to Dunebridge have been re-sold to third parties. This may give rise to some profit upside to be shared with the Company, once the remaining diamonds of the US$49.4 have been sold. The remaining diamonds are expected to be sold in late Q2 2021, at which point any upside revenue would be received by the Company, and variable consideration would be recognized as revenue.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 8). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

Subsequent to the three months ended March 31, 2021, the Company has amended and restated its credit agreement with Dunebridge, as lender, adding a US$33 million term loan facility to its existing US$25 million RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to US$22 million on July 15, 2021 and mature on December 31, 2021. The Term Facility is available in two advances: a US$23 million advance in May 2021 and a US$10 million advance in June 2021. The terms of the Revolving Facility were unchanged as a result of the Transaction.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. As of March 31, 2021, no further funding had occurred.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The balances as at March 31, 2021 and December 31, 2020 were as follows:

	March 31,	December 31,
	2021	2020
Payable De Beers Canada Inc. as the operator of the GK Mine*	$ 4,153	$ 2,789
Payable to De Beers Canada Inc. for interest on letters of credit	586	550
Payable to International Investment and Underwriting	30	-
Revolving credit facility with Dunebridge Worldwide Ltd.	31,405	31,813
Payable to key management personnel	181	158

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
The total of the transactions:
International Investment and Underwriting	$ 30	$ 23
Remuneration to key management personnel	490	524
Diamonds sold to De Beers Canada Inc.	2,273	5,551
Diamonds purchased from De Beers Canada Inc.	1,249	2,737
Finance costs incurred from De Beers Canada Inc.	36	124
Finance costs incurred from Dunebridge Worldwide Ltd.	495	-
Management fee charged by the Operator of the GK Mine	1,191	1,092

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Consulting fees, payroll, director fees, bonus and other short-term benefits	$ 422	$ 377
Share-based payments	98	170
	$ 520	$ 547

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

16.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

As at and for the three months ended March 31, 2021

	GK Mine	KNP	Total

Sales	$ 54,224	$ -	$ 54,224
Cost of sales:
Production costs	$ 27,151	-	27,151
Cost of acquired diamonds	$ 4,874	-	4,874
Depreciation and depletion	8,463	-	8,463

Earnings from mine operations	13,736	-	13,736
Exploration and evaluation expenses	181	414	595
Selling, general and administrative expenses	2,603	6	2,609

Operating income (loss)	10,952	(420)	10,532
Net finance expenses	(9,055)	(1)	(9,056)
Derivative gains	789	-	789
Foreign exchange gains	5,047	-	5,047

Net income (loss) before taxes	$ 7,733	$ (421)	$ 7,312

Total assets	$ 442,677	$ 171,046	$ 613,723
Total liabilities	$ 529,671	$ 2,861	$ 532,532

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended March 31, 2020

	GK Mine	KNP	Total

Sales	$ 65,430	$ -	$ 65,430
Cost of sales:
Production costs	30,614	-	30,614
Cost of acquired diamonds	6,486	-	6,486
Depreciation and depletion	14,703	-	14,703

Earnings from mine operations	13,627	-	13,627
Impairment loss on property, plant and equipment	-	-	-
Exploration and evaluation expenses	737	1,751	2,488
Selling, general and administrative expenses	3,630	7	3,637

Operating income (loss)	9,260	(1,758)	7,502
Net finance expenses	(10,268)	(19)	(10,287)
Derivative losses	(5,928)	-	(5,928)
Foreign exchange losses	(30,812)	-	(30,812)

Net loss before taxes	$ (37,748)	$ (1,777)	$ (39,525)

Total assets	$ 671,416	$ 170,916	$ 842,332
Total liabilities	$ 542,989	$ 3,875	$ 546,864

Page | 24